Corus Group plc


21 September 2006


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



1. Name of the issuer
   Corus Group plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or


(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or


(iii) both (i) and (ii)
 (i)and (ii)


3. Name of person discharging managerial responsibilities/director D M Lloyd, R I Shoylekov


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person


Corus Group Employee Share Ownership Plan


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest


See section 8


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares


Ordinary Shares 50p each


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7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them


Lloyds TSB Registrars Corporate Nominee Limited


8 State the nature of the transaction


On-going monthly purchase in accordance with the terms of the Corus Group Employee Share Ownership Plan


9. Number of shares, debentures or financial instruments relating to shares acquired


D M Lloyd - 35 ordinary shares
R I Shoylekov - 34 ordinary shares


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)


D M Lloyd - Less than 0.0001%
R I Shoylekov - Less than 0.0001%


11. Number of shares, debentures or financial instruments relating to shares disposed


n/a


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)


n/a


13. Price per share or value of transaction
(pound)3.5975


14. Date and place of transaction
 20 September 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


D M Lloyd
17,472 - Ordinary shares
84,416 - Deferred bonus shares held under the Corus Group Leveraged Equity Acquisition Plan


R Shoylekov
1,206 - Ordinary shares
30,613 - Deferred bonus shares held under the Corus Group Leveraged Equity Acquisition Plan


16. Date issuer informed of transaction
21 September 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant


....................................


18. Period during which or date on which it can be exercised


.....................................


19. Total amount paid (if any) for grant of the option


.....................................


20. Description of shares or debentures involved (class and number)


.....................................


.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


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.....................................


22. Total number of shares or debentures over which options held following notification


.....................................


23. Any additional information


.....................................


24. Name of contact and telephone number for queries


Theresa Robinson 020 7717 4528


Name and signature of duly authorised officer of issuer responsible for making notification


Allison Scandrett, Deputy Company Secretary, 020 7717 4526


Date of notification
21 September 2006